LBM Retailer Incentive Pool Plan

Plan Description

Who is eligible?

   Plan is only available to stockholders of Ace Hardware Corporation. Eligible retailers are limited to member-shareholders of Ace who purchase LBM through BMA and are a participant in the Ace Contractor Center program.

How does the plan work?

   Ace will calculate an annual estimate of the amount by which it's stock in BMA has increased or decreased in value from the amount of Ace's initial investment net of taxes and administrative expenses, including the cost of the Ace Contractor center program. The resulting amount is the LBM pool available for allocation to eligible members.

   The LBM pool will be allocated proportionately to each Participating Members's interest based on cumulative "qualifying purchases". Qualifying purchases are defined as the cumulative amount of purchases by category (lumber, building materials and millwork). Member LTL purchases will not be eligible for allocation.

   Ace will furnish each participating member with an annual statement of the current dollar amount of his or her payout of the pool. This will be done in conjunction with the annual patronage dividend statement although this allocation is not a patronage dividend. Estimates of the potential payout will be provided in the same fashion as the patronage rebate estimates.

How is the incentive paid?

   The pool amount is not paid in cash and is not a vested sum. The pool can only be redeemed based on the following:

   The termination of the shareholder's Ace membership which results in the sale or redemption of all shares of Ace stock held at that location.

   Ace's termination of the LBM Incentive Pool Plan.

   Ace's liquidation.

   The pool will be allocated annually. If a member's LBM pool balance is eligible for redemption due to termination of the shareholder's membership, then the most recent fiscal year end LBM pool balance will be redeemed.

   Any redemption will be paid by Ace in the same manner as is applicable to Ace's payment for the participating member's Ace stock, subject to first lien rights on any sums due from the member to offset any other indebtedness owed by the member-shareholder to Ace. If the balance is a negative number, the member will not be charged.

What happens if the Ace retailer leaves the Ace Contractor Center?

   The retailers balance will continue to vary based on the actual results of the BMA investment. The cumulative amount of qualifying purchases will remain at the cumulative amount purchased through BMA while the member was an Ace Contractor Center. Over time, the retailers' interest in cumulative BMA/LBM profits will decrease. The pool is not be eligible for redemption until the member terminates his Ace shareholder membership.

What is the tax treatment for the Ace retailer upon redemption of their interest?

   All retailers will be afforded capital gain treatment on the incentive payment.

What is the estimated annual LBM incentive percentage?

   Based on our projections of BMA income and ACC retailer purchases, the incentive percentage ranges from .20% to .31% of ACC purchases through BMA.